UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number : 000-54450

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE GROUP, INC.

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE GROUP, INC.

7601 Interactive Way

Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.   The Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedule are included in this Annual Report on Form 11-K in lieu of the information required by Items 1-3 of Form 11-K.

Table of Contents

Financial Statements and Exhibits	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements	5

(b) Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) - December 31, 2013	12

(c) Signatures	13

(d) Exhibits	14

See Exhibit Index

Supplemental schedules other than those listed above have been omitted due to the absence of conditions under which they are required.

1

Report of Independent Registered Public Accounting Firm

Audit and Investment Committees

Interactive Intelligence Group, Inc.  401(k) Savings Plan

Indianapolis, Indiana

We have audited the accompanying statements of net assets available for benefits of Interactive Intelligence Group, Inc. 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year then December 31, 2013. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Interactive Intelligence Group, Inc. 401(k) Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Indianapolis, Indiana

June 25, 2014

Federal Employer Identification Number: 44-0160260

2

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2013	2012
Cash and cash equivalents	$7,877	$1,595
Investments, at fair value	63,838,802	41,954,710
Receivables:
Employer contributions	2,007,305	1,535,823
Notes receivable from participants	613,354	572,701
Total receivables	2,620,659	2,108,524

Net assets available for benefits, before adjustments	66,467,338	44,064,829
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,155)	(20,635)
Net assets available for benefits	$66,438,183	$44,044,194

See accompanying notes to financial statements.

3

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Contributions:
Participants	$7,264,917
Employers	2,102,794
Rollovers	555,691
Transfers-in of Bay Bridge Technologies 401(k) Plan	984,152
Other	491
Total contributions	10,908,045
Investment income
Dividend income	2,338,830
Earnings	222
Net realized and unrealized appreciation in fair value of investments	10,961,653
Net investment income	13,300,705
Interest income from notes receivable from participants	33,022
Total additions	24,241,772

Deductions from net assets attributed to:
Benefits paid to participants	1,841,756
Administrative expenses	6,027
Total deductions	1,847,783

Net increase	22,393,989

Net assets available for benefits at:
Beginning of year	44,044,194
End of year	$66,438,183

See accompanying notes to financial statements.

4

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN

   Notes to Financial Statements

December 31, 2013

1.	DESCRIPTION OF THE PLAN

The following brief description of the Interactive Intelligence Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan sponsored by Interactive Intelligence Group, Inc. (the “Company” and “Plan Administrator”). There are several participating employers of the Plan, which was established January 1, 1996 for qualifying employees. The Plan is administered by an Investment Committee appointed by the Company. The trustee of the Plan is Bank of America, N.A. (“Bank of America” or the “Trustee”). The record-keeper of the Plan is Merrill Lynch Pierce Fenner & Smith, a subsidiary of Bank of America (“Merrill Lynch”). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the option to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, either full or partial, participants become fully vested in their entire account balances.

Eligibility

For purposes of making a pre-tax and/or Roth contribution or rollover contribution, an employee must have reached 21 years of age to be eligible for participation in the Plan. If an employee has met the age requirement, he or she is eligible to participate in the Plan as of his or her first day of service. Employees who are leased or temporary are not eligible to participate. Employees are automatically enrolled into the Plan upon meeting the above criteria at 5% of eligible compensation. If a participant wishes not to contribute to the Plan, they have 60 days to opt out or decline participation by changing their contribution percentage to zero through the Bank of America website.

Contributions

Each year participants may contribute up to 50% of their pre-tax annual eligible compensation, as defined in the Plan. Participant contributions are subject to the maximum limitations as defined in the Internal Revenue Code, as amended (the “Code”), plus “catch-up” adjustments as permitted by the Code. Participants may also contribute amounts representing qualified rollovers from other qualified benefit plans. Qualified matching and qualified profit sharing Company contributions may be made as determined by the Company for those participants actively employed at  Plan year end unless such participants have met normal retirement, death or disability requirements. The total amount of the Company’s matching contribution for the year ended December 31, 2013 was $2,007,305.

Rollover and Transfer Contributions

The Plan permits participants to have their account balance in other qualified plans rolled over to the Plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. For an eligible participant who has worked for the Company for less than four years at the time of the Company matching contribution, the contribution will vest in equal installments over four years based on the anniversary date of the participant’s employment. For an eligible participant who has worked for the Company for four or more years at the time of contribution, the contribution will be 100% vested. Company profit sharing contributions also fall under the four year vesting schedule described above.

5

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, and an allocation of Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts based on the ratio of their account balance to the total fund balance. The benefit to which a participant is entitled equals the participant’s vested account balance.

Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Bank of America and a collective fund managed by Invesco National Trust Company. Administrative fees paid to Bank of America amounted to $6,027 in 2013 and $4,050 in 2012.

In addition, the Plan’s investments include shares of the Company’s common stock. The Company is the Plan sponsor and, therefore, transactions involving the acquisition or disposition of the Company’s common stock also qualify as party-in-interest transactions. The Company has never declared or paid cash dividends on its common stock.

Investment Options

When participants are enrolled into the Plan upon meeting the eligibility criteria, their contributions are automatically invested in the Goal Manager – Moderate Model fund. However, participants may direct their contributions to any of the investment options selected by the Plan Administrator and may change their allocations daily.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Participants may also elect in-service withdrawals or may roll over their accounts from the Plan to another qualified retirement plan. Such benefit payments are subject to the provisions of the Plan. In the event of an active or inactive participant’s death, the value of the vested participant’s account balance will become payable to the participant’s beneficiary.

Notes Receivable from Participants

A participant in the Plan can borrow from his or her account. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by promissory notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market rates at the date the loan is issued. This interest is credited to the participant’s account balance. Participant loans are reported as notes receivable at the amortized principal balance plus accrued but unpaid interest, which approximates fair value. Both the maximum amounts available and repayment terms for such borrowings are subject to the provisions of the Plan.

The accrual of interest on loans is discontinued at the time the loan is called due upon the expiration of the payback period. If payments by the participant on the loan are past due at that time, a deemed distribution occurs and the participant is sent an IRS tax form 1099R, Distributions From Pensions, Annuities, Retirement or Profit-Sharing Plans, IRAs, Insurance Contracts, etc., requiring the payment of taxes on the distribution. The loan is then removed from the Plan’s books.

Forfeitures

Forfeitures are non-vested account balances of terminated employees. Company matching contribution forfeitures will be used first to reduce Company contributions. Any remaining forfeitures will be used to offset Plan expenses with any remaining forfeitures then allocated to participants’ account balances. Company profit sharing contribution forfeitures will be reallocated amongst active participants. Forfeitures of approximately $51,820 were used to offset employer contributions during 2013. Unallocated matching contribution forfeitures amounted to approximately $62,500 at December 31, 2013 and $55,600 at December 31, 2012.

6

7

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for 2013.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in common stock and mutual funds are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Net appreciation in fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has $2,951,817 of investments in the Invesco Stable Value Trust of the Institutional Retirement Trust (“Trust”), a collective investment trust fund, which is reported at net unit value based on information reported in the audited financial statement of the fund at year end.  This value represents the “contract value” net unit value and is adjusted to a fair value of $2,980,972 to determine the net assets available for benefits. Investment contracts have elements of risk due to the lack of a secondary market and resale restrictions resulting in the inability of the Trust to sell a contract. In addition, investment contracts may be subject to credit risk based on the ability of the wrapper providers to meet their obligations under the terms of the contract.  The trust is intended to provide a preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value.

Payments to Participants

Payments to participants, including in-service withdrawals, transfers and qualified distributions, are recorded when paid.

Administrative Expenses

Expenses related to the Plan may be paid by either the Plan, Plan participants or the Company; however, Plan participants have typically paid for these expenses as they relate to such items as loan fees.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820,  Fair Value Measurements (“FASB ASC 820”) establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

●     Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●    Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The Plan also invests in a common collective trust whose funds are traded daily and does not adjust the quoted price for such investments.   This fund is classified within Level 2 of the fair value hierarchy and is valued as described in Note 2.

The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Fair Value Measurements as of December 31, 2013 Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Small Growth	$7,599,825	$7,599,825	$-	$-
Large Growth	18,531,226	18,531,226	-	-
Mid/Large Blend	6,490,433	6,490,433	-	-
International	9,603,630	9,603,630	-	-
Health	1,174,322	1,174,322	-	-
Diversified Emerging Markets	1,395,174	1,395,174	-	-
Intermediate – term Bond	9,405,111	9,405,111	-	-
Technology	620,587	620,587	-	-
Utilities	1,352,605	1,352,605	-	-
Total mutual funds	56,172,913	56,172,913	-	-
Interactive Intelligence Group, Inc. common stock	4,684,917	4,684,917	-	-
Common collective trust	2,980,972	-	2,980,972	-
Total	$63,838,802	$60,857,830	2,980,972	$-

	Fair Value Measurements as of December 31, 2012 Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Small Growth	$4,625,442	$4,625,442	$-	$-
Large Growth	17,090,408	17,090,408	-	-
Mid/Large Blend	3,645,254	3,645,254	-	-
International	1,677,962	1,677,962	-	-
Health	613,857	613,857	-	-
Diversified Emerging Markets	1,172,134	1,172,134	-	-
Intermediate – term Bond	6,702,742	6,702,742	-	-
Technology	485,416	485,416	-	-
Utilities	929,909	929,909	-	-
Total mutual funds	36,943,124	36,943,124	-	-
Interactive Intelligence Group, Inc. common stock	2,513,431	2,513,431	-	-
Common collective trust	2,498,155	-	2,498,155	-
Total	$41,954,710	$39,456,555	2,498,155	$-

4.	INVESTMENTS

The market values of individual investments that represent 5% or more of the Plan’s net assets are follows:

	December 31,
Mutual funds:	2013	2012
Ivy Core Equity Fund Class Y	$10,003,554	$6,464,537
Pimco Total Return Fund Cl A	9,405,111	6,702,742
Wells Fargo Adv Premier Lrg	8,527,672	5,812,838
MFS Global Equity Fund Cl A	7,400,147	4,813,033
Blackrock S&P 500 Stock Fund	5,030,398	2,802,483
Lord Abbett Dev Growth Fd Cl A	4,630,802	2,870,774

Common stock:
Interactive Intelligence Group, Inc. *	4,684,917	2,513,431

Common collective trust:
Invesco Stable Value Trust of the Institutional Retirement Trust (1)**	***	2,498,155	(1)

______________

* Indicates a party-in-interest to the Plan.

** This fund is managed by Invesco National Trust Company, a fund trustee and investment manager, with which the Plan is not affiliated.

***  Investment did not represent 5% or more of the Plan’s net assets.

(1)	The amount represents the fair value. The contract value, which is the amount available for the Plan benefits, was $2,477,520 as of December 31, 2012.

During 2013, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	$8,576,415
Interactive Intelligence Group, Inc. common stock	2,385,238
Total	$10,961,653

5.	INVESTMENT CONTRACTS

The Plan has a collective investment trust fund established and maintained by Invesco National Trust Company. This collective Trust was established for the purposes of the investment and reinvestment of funds contributed by the Company in its capacity as a fiduciary for pension and profit sharing trust. The Trust holds synthetic guaranteed investment contracts (“synthetic GICS”). Synthetic GICs are portfolios of securities (debt securities or units of collective trust) owned by the Trust with wrap contracts associated with the portfolios. The investments in the Trust are reflected at net unit value, which represents the “contract value” net unit value. The fair value of wrap contracts is determined by the Company based on the change in the present value of each contract’s replacement cost and are categorized as Level 2 in the fair value hierarchy.

6.	INCOME TAX STATUS

The Plan is a prototype plan administered by Merrill Lynch. The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by a letter dated March 31, 2008 that its amended and restated prototype plan as of January 1, 2007 is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The prototype plan was subsequently amended and restated on November 2, 2009, January 1, 2011 and then again effective July 16, 2012. The Plan is required to operate in conformity with the Code to maintain its qualification. Although this prototype plan was amended since receiving the opinion letter from the IRS, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Tax years 2010 and forward remain open for examination for federal tax purposes.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2013
EIN: 45-1505676		Plan Number: 001

Identity of issue, borrower, lessor, or similar party	Description of investments, including maturity date, rate of interest, collateral, pay or maturity value		Current value
Mutual funds:
Ivy Core Equity Fund GM Class Y	464,410	shares	$10,003,554
Pimco Total Return Fund CL A GM	690,475	shares	9,405,111
Wells Fargo Advantage Premier Large Gm	356,874	shares	8,527,672
MFS Global Equity Fund CL A GM	135,277	shares	7,400,147
Blackrock S&P 500 Stock Fund	22,663	shares	5,030,398
Lord Abbett Developing Growth CL A GM	138,582	shares	4,630,802
AllianceBerstein Small Cap GR A	48,647	shares	2,484,402
Blackrock Global Allocation A	76,641	shares	1,634,747
Oppenheimer Developing Markets Fund CL A	36,696	shares	1,395,174
MFS Utilities Fund CL A	64,873	shares	1,352,605
Prudential Jennison Health Science	29,060	shares	1,174,322
Nationwide Mid Cap Market Index	57,079	shares	1,055,383
Columbia Seligman Communications Fund A	11,893	shares	593,797
Blackrock Intern Index A	43,682	shares	568,736
Nationwide Small Cap Index Fund	31,347	shares	484,621
Invesco American Value Fund CL A	10,231	shares	404,652
Goldman Sachs Technology	1,530	shares	26,790
			56,172,913
Common stock:
Interactive Intelligence Group, Inc. *	69,550	shares	4,684,917

Common collective trust:
Invesco Stable Value Trust	2,951,817	units	2,980,972

Participant loans *	Interest rates range from 4.25% to 8.25%,		613,354
	maturing January 2014 to July 2018		$64,452,156
* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE GROUP, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 25, 2014	By:	/s/ Stephen R. Head
Stephen R. Head, Chief Financial Officer
Interactive Intelligence Group, Inc.

/s/ Kim Kean
Kim Kean, Vice President of Human Resources
Interactive Intelligence Group, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of BKD, LLP, Independent Registered Public Accounting Firm